CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

September 17, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd.
Registration Statement on Form F-1
Filed August 27, 2024
File No. 333-281799

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 11, 2024, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 filed on August 27, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.1 to Registration Statement (the “Amendment No.1”) on Form F-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1 filed August 27, 2024

Use of Proceeds, page 32

1.	We note your disclosure of how you plan to use the net proceeds totaling $5,000,000 appears to be inconsistent with your disclosure of the expected net proceeds of $4,400,000. Please clarify or revise.

RESPONSE: In response to the Staff’s comments, we have revised the Use of Proceeds section on page 32.

Dilution, page 35

2.	The dilution amount of $4.20 in net tangible book value to new investors in the offering appears to be inconsistent with the initial public offering price less the pro forma net tangible book value per share. Please clarify or revise.

RESPONSE: In response to the Staff’s comments, we have revised the dilution amount to $3.68 and updated the related disclosure on page 35.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc: Louis A. Bevilacqua, Esq., Bevilacqua PLLC